EXHIBIT 99.1

POET Technologies Earns High Praise from Industry Expert in New e-Book

TORONTO, Dec. 08, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced its recognition by noted semiconductor industry expert and author Mark Stansberry.

In his latest independently written e-book that is part of “The Dawn of the Nanophotonics Age” series, Mr. Stansberry notes that POET “holds key technology that is essential for companies” and the POET Optical Interposer and waveguide technology “are the building blocks for tomorrow's photonic systems on a chip.”

An engineer and former Intel technical writer, Mr. Stansberry has written extensively about the semiconductor and optoelectronics industry, and was attracted to POET because of its novel approach to hybrid integration that creates unparalleled advantages in cost, scale, and power.

"From a historical perspective, POET Technologies might just well become as renowned as the transistor-age founding companies are today,” Mr. Stansberry notes. "POET Technologies with its portfolio of over 75 patents and its decades-long effort in photonics integrated circuit technology research is symbolic of that same spirit that developed and created the transistor, which 60 years later has blossomed into the $500 billion semiconductor industry we see today.”

Published on December 5, the report is intended for investors, technologists, semiconductor business, manufacturing, and marketing professionals as well educators and students.

“We are thrilled that a respected industry observer such as Mr. Stansberry has independently recognized what we have said all along — that the POET platform, based on our optical interposer, can be the foundation of the next generation of networked computing,” said POET’s Chairman & CEO Dr. Suresh Venkatesan. “We expect that our ‘semiconductorization of photonics’ process and the products that emerge from it will continue to garner praise from industry observers and such honors will help build on the commercialization efforts that are well under way heading into 2024.”

As part of his research for the book, Mr. Stansberry studied the Company’s website and publications and conducted a 90-minute interview with an executive member of the POET team. POET neither funded the production of the book nor reviewed it prior to publication and has no past or present relationship with Mr. Stansberry.

POET does not warrant the accuracy of any the facts stated the e-book, nor does it endorse or adopt any of the conclusions or opinions stated in that publication, which are solely those of the author.

"The Dawn of the Nanophotonics Age" e-book report is available for purchase only on Amazon.com.

About POET Technologies Inc.
POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Forward-Looking Statements
This press release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of its recent public offering.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the Company’s ability to raise additional capital (including any delays or changes of plan with respect to any capital raises, the dilutive effects of capital raises and market conditions), the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, any operational risks including the ability to attract key personnel. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

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